August 22, 2005

Dear Shareholder,

You are cordially invited to attend the 2005 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 8 Hapnina Street, Ra'anana, Israel, on September 28, 2005 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE's board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Voting Instruction Card and then, at your earliest convenience, mail it in the envelope provided.

NICE urges all of its shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Haim Shani
Chief Executive Officer

                                NICE SYSTEMS LTD.

             ------------------------------------------------------

              NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS
             ------------------------------------------------------

                        TO BE HELD ON SEPTEMBER 28, 2005


Notice is hereby given that the 2005 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of NICE-Systems Ltd. (the "Company") will be held on September 28, 2005 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra'anana, Israel, for the following purposes:

1. To elect seven (7) directors (excluding "external directors") to the board of directors of the Company;
2. To discuss the Company's audited annual financial statements for the year ended December 31, 2004;
3. To re-appoint the Company's independent auditors and to authorize the Company's board of directors to fix their remuneration;
4. To approve an amendment to the Company's memorandum and articles of association increasing the Company's authorized share capital from 50,000,000 to 75,000,000 Ordinary Shares;
5. To approve an amendment to the Company's articles of association authorizing the shareholders to elect directors effective as of a date later than the date of the shareholder resolution electing such director;
6. To approve amendments to the Company's articles of association in order to incorporate certain provisions of recent amendments to the Israeli Companies Law: (i) amendment regarding directors and officers indemnification; (ii) amendment regarding a board resolution in writing in lieu of a meeting, and (iii) minor technical corrections of text;
7. Subject to the approval of the amendments to the Company's articles of association relating to the indemnification of directors and officers, to approve amendments to the indemnification letters in favor of the Company's directors;
8. To approve the reallocation of the pool of shares reserved for issuance under the Company's Employee Stock Purchase Plan;
9.  To approve the Company's Restricted Share Incentive Plan;
10. To approve the reallocation of the pool of shares reserved for issuance under the Company's Employee Stock Option Plan;
11. To approve a cash bonus in respect of fiscal year 2004, as well as an option grant and a restricted share grant to Mr. Haim Shani, the CEO and a director of the Company;
12. To approve an amendment to the employment agreement of Haim Shani, the CEO and a director of the Company, effective July 1, 2005;
13. To approve changes in the fees of the directors (excluding external directors); and
14. To approve the grant of options to purchase Ordinary Shares of the Company to certain non-executive directors.

    Approval of matters 1 and 3 to 14 above, will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon. Matter 2 will not involve a vote.

    Shareholders of record at the close of business on August 22, 2005, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

    Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

    Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

    Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.


                                   By Order of the Board of Directors,

                                   Yechiam Cohen
                                   Corporate Secretary


    Date: August 22, 2005

                                Table of Contents
 The Annual General Meeting of Shareholders                         1
 Solicitation of Proxies                                            1
 Record Date; Outstanding Voting Securities; Voting Rights          2
 Security Ownership By Certain Beneficial Owners                    2

Item 1:  Election of Directors                                     3

Item 2:  Consideration of the Financial Statements                 6

Item 3:  Reappointment of Independent Auditors                     7

Item 4:  Amendment to the Company's Articles of Association        8
          (Increase in Registered Share Capital)

Item 5:  Amendment to the Company's Articles of Association       10
          (Term of Directors)

Item 6:  Amendment to the Company's Articles of Association       11
          (Indemnification of Directors and Officers)

Item 7:  Approval of Amendments to the Indemnification Letters    15
          in Favor of the Company's Directors

Item 8:  Reallocation of the Unutilized Pool of Shares Reserved   16
          Under the Company's Employee Stock Purchase Plan

Item 9:  Approval of the Company's Restricted Share Incentive
          Plan                                                     17

Item 10: Reallocation of the Unutilized Pool of Shares Reserved   21
          Under the Company's Employee Stock Option Plan

Item 11: Approval of Bonus, Option Grant and Restricted Share     22
          Grant to Haim Shani

Item 12: Approval of an Amendment to the Employment Agreement     23
          of Haim Shani

Item 13: Approval of Directors' Fees                              24

Item 14: Approval of Option Grant to Certain Non-Executive
          Directors of the Company                                 25


 Annex A:  Form of Indemnification Letter
 Annex B:  Restricted Share Incentive Plan

                                NICE SYSTEMS LTD.
                           8 Hapnina Street, Ra'anana
                                     Israel
                           ------------------------

                                 PROXY STATEMENT
                           ------------------------


                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the "Shares") of NICE-Systems Ltd. ("Nice" or the "Company") at the close of business on August 22, 2005, in connection with the solicitation by the board of directors of proxies for use at the 2005 Annual General Meeting of the Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on September 28, 2005 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra'anana, Israel.


                             SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions will be treated as neither a vote
"for" or "against" the matter, although they will be counted in determining if a quorum is present.

The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed US$7,500, plus reimbursable expenses.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 22, 2005 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On August 22, 2005, the Company had 19,196,409 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.


                 SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of August 22, 2005, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company's Shares.

The information contained herein has been obtained from information furnished to the Company or from public filings.

                                                     Percentage of
       Name               Number of Shares           Outstanding Shares
                                                     (Approximately)

Bank Hapoalim Funds        1,046,831(1)                    5.5%
65 Yehuda Halevi St.
Tel Aviv 65227
Israel
-----------------

(1) Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on August 13, 2005 by Bank Hapoalim pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds.

                                     ITEM 1

                              ELECTION OF DIRECTORS

Under the Company's articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company's shareholders. Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect seven (7) members to the board of directors, aside from the two current external directors of the Company. The Company's external directors, Dan Falk and Dr. Leora Meridor, will continue to serve their second three-year term, which commenced in 2004.

The Company's board of directors has proposed the following seven (7) persons, Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. John Hughes, Mr. David Kostman and Mr. Haim Shani as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company's articles of association and applicable law.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Other than Mr. Shani, all of the Company's directors qualify as "independent directors," as defined by the Nasdaq rules.

      Name
      ----
                                          Current Position in the Company
                                          -----------------------------------



         Ron Gutler                       Director, Chairman of the Board

         Joseph Atsmon                    Director, Vice-Chairman of the Board

         Rimon Ben-Shaoul                 Director

         Yoseph Dauber                    Director

         John Hughes                      Director

         David Kostman                    Director

         Haim Shani                       Director and Chief Executive Officer



        Ron Gutler has been a director of NICE since May 2001 and chairman of the board since May 2002. Mr. Gutler is currently the chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he filled various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor's degree in economics and international relations and a Master`s degree in Business Administration, cum laude, both from the Hebrew University, Jerusalem.

         Joseph  Atsmon has been a director of NICE since  September  2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a Director of Ceragon Networks and of Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel
Institute of Technology.

         Rimon Ben-Shaoul has been a director of NICE since September 2001. Mr. Ben-Shaoul currently serves as co-Chairman, President, and CEO of Koonras Technologies Ltd., which he joined on February 1, 2001. Koonras Technologies Ltd. is a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and Dor Chemicals Ltd. and as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communication investments. Between 1997 and February 1, 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group.
Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc., Nova Measuring Instruments Ltd., and other public and private companies. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a bachelor's degree in economics and a master's degree in business administration, both from Tel-Aviv University.

         Yoseph Dauber has been a director of NICE since April 2002.
Until June 2002, Mr. Dauber was deputy chairman of the board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group.
Mr. Dauber also served as Chairman of Poalim  American  Express from
1995 to July 2002. He now serves as a member of the Board of Bank Hapoalim. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University of Jerusalem.

         John Hughes has been a director of NICE since November 2, 2002. Mr. Hughes is currently Chairman of Intec Telecom Systems plc and Executive Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. During the years 1997 until 2000, he held positions with Lucent Technologies, and was President of its GMS/UMTS division and in the years 1991 through 1997, Mr. Hughes served as Director of Convex Global Field operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies.
Mr. Hughes holds a bachelor of science degree in Electrical and Electronic Engineering from the University of Hertfordshire.


         David Kostman has been a director of NICE since January 2000.
Mr. Kostman is currently the Chief  Executive  Officer of Delta
Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. From April 2003 until April 2005, he was Chief Operating Officer of Delta Galil USA. Until May 2002, he was the Chief Operating Officer of VerticalNet, Inc., a Nasdaq listed software company, which he joined in June 2000. Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994. Mr. Kostman holds a bachelor's degree in law from Tel-Aviv University and a master's degree in business administration from INSEAD, France.

         Haim Shani has served as a director of NICE since October 2004 and as Chief Executive Officer of NICE since January 2001. He also served as President of NICE from January 2001 to April 2005. Mr. Shani came to NICE from Applied Materials (Israel), where he served as General Manager in its Israeli office from 1998 to 2000, heading up the Process Diagnostic and Control (PDC) business group formed following the acquisition by Applied Materials of Opal Ltd. and Orbot Instruments, Ltd. Prior to joining Applied Materials, Mr. Shani held various management positions at Orbotech Ltd. From 1995 to 1998, he served as Corporate Vice President of Marketing and Business Development, from 1993 to 1995, he served as President of Orbotech's subsidiary in Asia Pacific, based in Hong Kong and from 1992 to 1993, he served as President of Orbotech Europe, based in Brussels. From 1982 to 1992, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani holds a bachelor's degree in industrial and management engineering from the Technion - Israel Institute of Technology and a master's degree in business administration from INSEAD, France.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.


It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

         "RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

         "RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

         "RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

         "RESOLVED, that Mr. John Hughes be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

         "RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

         "RESOLVED, that Mr. Haim Shani be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.


                                     ITEM 2

                CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company's audited financial statements for the year ended December 31, 2004 are included in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on June 29, 2005. The Annual Report is also available on the Company's website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov.
These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.


                                     ITEM 3

                      REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost, Forer & Gabay, CPA, a member of Ernst & Young International, as the Company's independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company's audit committee. Kost, Forer & Gabay, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company's audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Kost, Forer & Gabay, CPA, a member of Ernst & Young International, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

                                     ITEM 4

      APPROVAL OF AN AMENDMENT TO THE COMPANY'S MEMORANDUM AND ARTICLES OF
         ASSOCIATION INCREASING THE COMPANY'S REGISTERED SHARE CAPITAL
                      FROM 50,000,000 TO 75,000,000 SHARES

The Company's memorandum and articles of association, as currently in effect, authorize it to issue 50,000,000 Shares of par value of NIS 1.00 each. On August 2, 2005, the Company's board of directors recommended that the shareholders approve an amendment to the Company's memorandum and articles of association to increase the number of the Company's authorized Shares to 75,000,000 Shares.

The additional Shares to be authorized by approval of the proposed amendment would have rights identical to our currently outstanding Shares. Because holders of ordinary shares have no preemptive rights to purchase or subscribe for any unissued shares, the issuance of additional shares would reduce the current shareholders' percentage ownership interest in the total outstanding shares. An increase in the number of shares outstanding could have an anti-takeover effect in that additional shares could be issued in one or more transactions that could make a change in control or takeover of us more difficult. If the proposed amendment is approved by the shareholders, it will become effective upon the date of approval.

As of August 22, 2005, there were 19,196,409 Shares outstanding. In addition, as of August 22, 2005, a total of approximately 8.2 million Shares were reserved for issuance pursuant to our various share incentive plans
(including approved future annual increases), in respect of which options to acquire approximately 4.0 million Shares were outstanding as of that date. Accordingly, if the proposed amendment is adopted, in addition to the shares reserved for issuance pursuant to our various share incentive plans, approximately 47.6 million Shares will be available for future issuance.

If the proposed amendment is approved by the shareholders, additional shares will be available for general corporate purposes. The Company's board of directors believes that the proposed increase in the number of authorized Shares is necessary to provide the Company with the flexibility to pursue opportunities without added delay and expense. The additional shares authorized could be issued at the direction of the board of directors from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital for use in the Company's business, a split or dividend on then outstanding shares or in connection with any employee share plan or program. Any future issuances of authorized shares may be authorized by the board of directors without any further action by shareholders, except as required by applicable rules of the Nasdaq Stock Market or Israeli law.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the proposed amendment to the Company's memorandum and articles of association.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Article 4 of the Articles of Association of the Company, as amended, and Section 4 of the Company's Memorandum of Association, as amended, be amended to read as follows:

                  `The share capital of the Company is seventy five million New Israeli Shekels (NIS 75,000,000) divided into seventy five million (75,000,000) Ordinary Shares of nominal value of NIS
                  1.00 each ("Ordinary Shares").'"

         "RESOLVED, that if any amendment to the Amended and Restated Articles of Association of the Company is approved, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association of the Company, which shall be referred to thereafter as the "Amended and Restated Articles of Association" of the Company."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

                                     ITEM 5

               APPROVAL OF AMENDMENT TO THE COMPANY'S ARTICLES OF
                 ASSOCIATION AUTHORIZING THE COMMENCEMENT OF THE
               TERM OF A DIRECTOR AS OF A DATE LATER THAN THE DATE
               OF THE SHAREHOLDER RESOLUTION ELECTING SUCH DIRECTOR

The Company proposes to amend its articles of association to permit the commencement of the term of a director as of a date later than the date of the shareholder resolution electing such director, if provided for in the shareholder resolution. Since the term of an external director under the Companies Law (as defined below) is three years, this may be necessary, for example, if the Company holds an annual general meeting at which an external director is proposed to be re-elected for a second term prior to the third anniversary of his or her term. If the proposed amendment to the Company's articles of association are approved, the Company will restate its articles of association.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Amended and Restated Articles of Association be amended as set forth below. For this EDGAR filing, words proposed to be added are shown in all capital letters.

       -  that Article 33 be amended as follows:

`Directors shall be elected at the Annual General Meeting by the vote of the holders of a simple majority of the voting power represented at such meeting in person or by proxy or by written ballot, as shall be permitted, and voting on the election of directors. The Directors so elected shall hold office until the next Annual General Meeting. The holders of a simple majority of the voting power represented at a General Meeting and voting thereon shall be entitled to remove any Director(s) from office, to elect directors in place of the Director(s) so removed or to fill any vacancy, however created, on the Board of Directors. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THE TERM OF A DIRECTOR MAY COMMENCE AS OF A DATE LATER THAN THE DATE OF THE SHAREHOLDER RESOLUTION ELECTING SAID DIRECTOR, IF SO SPECIFIED IN SAID SHAREHOLDER RESOLUTION.'"

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 6

 APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION IN ORDER TO INCORPORATE CERTAIN PROVISIONS OF RECENT AMENDMENTS OF
                            THE ISRAELI COMPANIES LAW


In March 2005, several sections of the Israeli Companies Law, 5759-1999 (the "Companies Law") were amended. Some of these amendments relate to issues contained in the Company's articles of association. The Company therefore proposes to amend its articles of association accordingly. The Company is of the opinion that such changes are in the best interests of the Company so that the Company's articles of association will be synchronized with the Companies Law as currently in effect. If the proposed amendments to the Company's articles of association are approved, the Company will restate its articles of association.

Board Action without a Meeting. The March 2005 amendment to the Companies Law clarifies that, unless the articles of association provide otherwise, the board of directors is entitled to adopt a resolution without convening a meeting if all the directors entitled to vote thereon agree not to convene a meeting on that subject. The majority required to pass such a resolution is the same majority required to pass resolutions at meetings. Currently, the Company's articles of association allow the board to adopt a resolution without a meeting only if all the directors entitled to vote thereon consent to such resolution.

Indemnification of Officers and Directors. The Companies Law authorizes a company, subject to certain limitations, to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

(i) a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

(ii) reasonable litigation expenses, including attorney's fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney's fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either
(A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

A company may indemnify an officer or director after the fact, to the extent it is approved by the internal audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company's board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

Although permitted under the Companies Law to the extent proved in a company's articles of association, the Company's articles of association do not permit the Company to exempt its officers and directors from liability for breaches of their duty of care, and the Company does not propose to change that.

Other Amendments. The Company also proposes to make certain technical amendments to its articles of association in order to more closely correlate the text of the Company's articles of association with the text of the Companies Law as well as to correct inadvertent errors.


The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Amended and Restated Articles of Association be amended as set forth below. For this EDGAR filing, words proposed to be added are in all capital letters and words proposed to be deleted are shown in square brackets.



       -  that Article 30(c) be amended as follows:


         `(c) A RESOLUTION MAY BE ADOPTED BY THE BOARD OF DIRECTORS WITHOUT CONVENING A MEETING IF ALL DIRECTORS THEN IN OFFICE AND LAWFULLY ENTITLED TO VOTE THEREON (AS CONCLUSIVELY DETERMINED BY THE CHAIRMAN OF THE INTERNAL AUDIT COMMITTEE, AND IN THE ABSENCE OF SUCH DETERMINATION - BY THE CHAIRMAN OF THE BOARD OF DIRECTORS) HAVE GIVEN THEIR CONSENT (IN ANY MANNER WHATSOEVER) NOT TO CONVENE A MEETING. SUCH A RESOLUTION SHALL BE ADOPTED IF APPROVED BY A SIMPLE MAJORITY OF THE DIRECTORS ENTITLED TO VOTE THEREON (AS DETERMINED AS AFORESAID). THE CHAIRMAN OF THE BOARD SHALL SIGN ANY RESOLUTIONS SO ADOPTED, INCLUDING THE DECISION TO ADOPT SAID RESOLUTIONS WITHOUT A MEETING.
[A resolution in writing signed by all of the Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors) or to which all of such Directors have given their consent (by letter, telegram, telex, facsimile, telecopier or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company)) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.]'

         -    that Article 51(a) be amended as follows:

          (a)     Indemnification

                  (i) Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder's capacity as an Office Holder of the Company:

                  (1) a monetary liability imposed on OR INCURRED BY an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a settlement or in an arbitration decision that was approved by a court of law; [and]


                  (2) REASONABLE LITIGATION EXPENSES, INCLUDING ATTORNEY'S FEES, EXPENDED BY THE OFFICE HOLDER AS A RESULT OF AN INVESTIGATION OR PROCEEDING INSTITUTED AGAINST HIM BY A COMPETENT AUTHORITY, PROVIDED THAT SUCH INVESTIGATION OR PROCEEDING CONCLUDED WITHOUT THE FILING OF AN INDICTMENT AGAINST HIM AND EITHER (A) CONCLUDED WITHOUT THE IMPOSITION OF ANY FINANCIAL LIABILITY IN LIEU OF CRIMINAL PROCEEDINGS OR (B) CONCLUDED WITH THE IMPOSITION OF A FINANCIAL LIABILITY IN LIEU OF CRIMINAL PROCEEDINGS BUT RELATES TO A CRIMINAL OFFENSE THAT DOES NOT REQUIRE PROOF OF CRIMINAL INTENT; AND


                  (3[2]) reasonable [legal] LITIGATION expenses, including attorney's fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company, on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent.


         (ii) The foregoing indemnification may be procured by the Company (a) retroactively and (b) as a commitment in advance to indemnify an Office Holder, provided that, IN RESPECT OF ARTICLE 51(a)(I)(1), such commitment shall be limited to (i) such events that in the opinion of the Board of Directors [can be foreseen] ARE FORESEEABLE IN LIGHT OF THE COMPANY'S ACTUAL OPERATIONS at the time the undertaking to indemnify is provided, and (ii) to the amounts OR CRITERION that the Board of Directors deems reasonable under the circumstances, AND FURTHER PROVIDED THAT SUCH EVENTS AND AMOUNTS OR CRITERION ARE SET FORTH
IN THE UNDERTAKING TO INDEMNIFY, and which shall in no event exceed, in the aggregate, twenty five percent (25%) of the Company's [S]Shareholder's [E]Equity at the time of the indemnification.

       - that Article 51(b)(i)(2) be amended to change "fiduciary duty" to "duty of loyalty", in order to more accurately translate the Hebrew term "hovat emunim" appearing in the corresponding provision of the Companies Law;
        -     that Article 51(b)(ii) be amended as follows:


                   "(ii)   Articles 51([b]A) and 51[(c)](B)(I) shall not apply
under any of the following circumstances:


                           (1)      a breach of an Office Holder's DUTY OF
LOYALTY [fiduciary duty], except as specified in Article 51([c]B)(i)(2);

                           (2) a RECKLESS [grossly negligent] or intentional
violation of an Office Holder's duty of care;

                           (3) an action intended to reap a personal gain
illegally; and

                           (4) a fine or ransom levied on an Office Holder."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 7

        APPROVAL OF AMENDMENTS TO THE INDEMNIFICATION LETTERS IN FAVOR OF
                            THE COMPANY'S DIRECTORS

The Company has provided indemnification letters in favor of the Company's directors agreeing to indemnify them to the fullest extent permitted by law. In light of the March 2005 amendments to the Companies Law described in Item 6 of this Proxy Statement, the Company's internal audit committee and board of directors have approved modifications to such indemnification letters to ensure that the Company's directors have indemnification to the fullest extent permitted by law. The Company's indemnification letters do not exempt the directors from liability for breaches of their duty of care.

The Companies Law does not allow indemnification under any of the following circumstances: (1) a breach of the officer or director's duty of loyalty, unless the director or officer acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; (2) a reckless or intentional violation of the director or officer's duty of care; (3) an action intended to reap a personal gain illegally; and (4) a fine or ransom levied on a director or officer.


The proposed amendments to the Company's indemnification letters in favor of directors require the approval of the Company's internal audit committee, board of directors and shareholders. The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter. The amendment to the indemnification letters will not be made if the proposed related amendments to the Company's articles of association are not approved.

The proposed form of the amended indemnification letter is attached hereto as Annex A.

It is proposed that at the Meeting the following resolution be adopted:

       "RESOLVED, that the Company's amended indemnification letters, a form of which is attached hereto as Annex A, in favor of its directors who may serve from time to time, be approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 8

   APPROVAL OF REALLOCATION OF THE POOL OF SHARES RESERVED FOR ISSUANCE UNDER
                   THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN

As a result of the new accounting rules, which cause the Company's employee stock purchase plan to be less attractive to the Company's employees, the Company proposes to transfer Shares reserved for issuance under the Company's employee stock purchase plan to the Company's 2003 employee stock option plan. Pursuant to the Company's proposal, 200,000 Shares will remain reserved under the Company's employee stock purchase plan, and the balance of approximately 600,000 Shares will be transferred to the Company's 2003 employee stock option plan. The Company's employee stock purchase plan provides for an annual addition of 250,000 Shares to the pool of Shares. Those additional Shares will be transferred to the Company's employee stock option plan each year for the next four years, until the calendar year 2009. This proposal involves only the reallocation of Shares from the Company's employee stock purchase plan to the Company's 2003 employee stock option plan.
The aggregate number of Shares authorized for grant under the Company's plans will not be increased thereby.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, to authorize the transfer of unissued shares from the pool of shares reserved for issuance under the Company's employee stock purchase plan to the pool of shares reserved for issuance under the Company's 2003 employee stock option plan, as described in Item 8 of the Proxy Statement."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 9

            APPROVAL OF THE COMPANY'S RESTRICTED SHARE INCENTIVE PLAN

Nasdaq regulations require that employee equity compensation arrangements be approved by the shareholders of the Company. In order to conform to the regulations, the board of directors has approved, and has recommended that the shareholders approve, the Nice Systems Ltd. Restricted Share Incentive
Plan 2005 (the "RSIP").

If approved by the shareholders, the plan will expire on September 27, 2015, but such expiration will not affect Restricted Shares outstanding at such time.

Under the RSIP, Shares may be issued with or without consideration to eligible directors, officers and key employees of the Company and any of its subsidiaries, subject to certain vesting schedules and/or the achievement of certain performance goals (the "Restricted Shares"). Subject to the provisions of the Companies Law, the board of directors may appoint a committee to administer the RSIP.

The schedule pursuant to which Restricted Shares issued under the RSIP shall vest and become freely transferable shall be as follows (unless determined otherwise): fifty percent (50%) shall vest following the lapse of twenty-four
(24) months from the effective date of the issuance thereof, a further twenty-five percent (25%) shall vest following the lapse of thirty-six (36) months from the effective date of the issuance thereof and a further twenty-five percent (25%) shall vest following the lapse of forty-eight
(48) months from the effective date of the issuance thereof, provided that the individual participating under the RSIP is employed by, or providing services to, the Company as of each such vesting date. However, the committee administering the RSIP may, under certain circumstances, provide that Restricted Shares will nevertheless vest and become freely transferable, notwithstanding termination of employment or services, or non-attainment of performance goals. If Restricted Shares are forfeited, the Company will re-pay to a participant any consideration paid by such participant for such Restricted Shares.

Restricted Shares will also become vested and freely transferable if a participant's employment or service is terminated (other than for certain improper conduct as enumerated in the RSIP) within 18 months following a "Change in Control" of the Company (as such term is defined in the RSIP).

During the period the Restricted Shares are subject to vesting and/or performance restrictions, they will ordinarily be held either by a trustee or an escrow agent. The trustee or escrow agent will receive and hold all dividends paid on the Restricted Shares for the benefit of participants, and will have the right to vote such Restricted Shares, in accordance with the recommendation of the Board. Upon the vesting of the Restricted Shares, the trustee or escrow agent will transfer the Restricted Shares and all accumulated dividends to participants subject to compliance with the terms of the RSIP.

No individual would at any time have a right to be selected for participation in the RSIP. Participation in the RSIP would be limited to participants who have received an Issuance Notice (as defined in the RSIP) evidencing the terms of a Restricted Shares award.

The RSIP includes Appendix "A" constituting an integral part of the RSIP, setting forth the requirements under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 and any regulations, rules, orders, rulings or procedures promulgated thereunder and Appendix "B", also constituting an integral part of the RSIP, setting forth the requirements under the United States laws for participants subject thereto. The board of directors may approve additional appendices, constituting an integral part of the RSIP, setting forth any special requirements that are applicable to Restricted Shares granted to recipients in the various jurisdictions in which Restricted Shares may be granted under the RSIP. The proposed RSIP is attached hereto as Annex B.

The Company believes that the RSIP will help to enable it to attract and retain qualified employees and directors in today's competitive market.

This proposal does not involve the approval of any pool of shares to be issued under the RSIP. The number of Shares that may be issued as Restricted Shares pursuant to the Plan shall be as follows: (i) if the proposal set forth in Item 10 below is approved by the shareholders, 150,000 Shares initially, plus an additional 100,000 Shares each year in each of the next four years, and (ii) such Shares as may be approved from time to time in the future pursuant to then applicable law, rules and regulations.

                      United States Income Tax Consequences

The following is a summary of the United States income tax consequences of participating in the Plan to participants subject to United States income tax as a result of receiving compensation from the Company.

A participant does not recognize income at the time of the grant of the Restricted Shares. However, when shares of Restricted Stock become vested and transferable the participant recognizes ordinary income in an amount equal to the fair market value of the stock on the date all restrictions are satisfied, less, the amount, if any, paid for the Restricted Shares. Alternatively, a participant may elect (by timely filing an election in accordance with the rules of Section 83(b) of the Code) to recognize income upon the grant of the Restricted Shares and not at the time the restrictions lapse, in which case the amount of income recognized will be the fair market value of the Restricted Shares on the date of grant less, the amount, if any, paid for the Restricted Shares. If such election is made and the Restricted Shares are later forfeited, the participant will not be entitled to any loss deduction. Subject to the $1 million deduction limitation of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), discussed below, the Company will be eligible to deduct (subject to general limitations on deductions) as compensation the amount includible in the participant's income in the Company's taxable year in which or with which ends the taxable year of the participant in which the income is reported or deemed reported.

          Special Provisions Relating to Performance-Based Compensation

Section 162(m) of the Code limits the Company's deduction to $1 million per year for compensation paid to the Chief Executive Officer of the Company or one of the four highest paid officers of the Company other than the Chief Executive Officer (each such person, a "Covered Employee"). However, compensation that is "performance-based" is not subject to this limitation. The RSIP contains special provisions that will apply whenever the Company determines that it desires that the compensation deduction limit of Section 162(m) not apply. A Restricted Shares award granted under those provisions is intended to be excluded from such limitation and is referred to as a "Section 162(m) Restricted Share Award".

Section 162(m) Restricted Share Awards shall be made by a committee or subcommittee consisting only of two or more directors who are not eligible to participate in the RSIP and who qualify as "outside directors" within the meaning of Section 162(m) of the Code (the "162(m) Committee"), and shall be based upon the accomplishment of specific performance objectives during the period in which the objectives are to be attained ("Performance Period"). Prior to the commencement of a Performance Period (or such later time permitted by Section 162(m) of the Code), the 162(m) Committee shall establish performance objectives for such Performance Period based upon one or more of the following criteria: earnings per share; sales, earnings; cash flow; profitability; customer satisfaction; investor relations; revenues; financial return ratios; market performance; shareholder return and/or value; operating profits (including earnings before income taxes, depreciation and amortization); net profits; earnings per share growth; profit returns and margins; stock price; working capital; business trends; production cost; project milestones; plant and equipment performance; safety; environment; gross margin; operating margin; net margin; expense margins; EBIT margin; EBIT growth; EBITDA margin; EBITDA growth; net assets; working capital; asset turnover; working capital turnover; accounts receivable turnover; accounts payable turnover; inventory turnover; inventory days outstanding; accounts receivable days outstanding; accounts payable days outstanding; debt to equity; debt to capital; current ratio; return on equity; return on assets; return on net assets; return on invested capital; return on gross assets; cash flow return on investment;
cash value added; price to earnings ratio; market to book ratio; market to capital ratio; cost of capital; cost of debt; cost of equity; market risk premium; stock price appreciation with or without divisions; total shareholder return; economic value added; economic profit; sales growth percents; cash flow growth year over year; return on total capital, or any combination of the foregoing. The specific performance criteria used must be specifically set forth in advance by the 162(m) Committee. In no event shall the total number of Restricted Shares awarded under 162(m) Restricted
Share Awards to any Covered Employee for any fiscal year of the Company exceed 100,000 Shares. The 162(m) Committee must certify in writing that the applicable performance objectives were achieved prior to lifting the restrictions.

                        Certain Israeli Tax Consequences

The following is a summary of certain Israeli tax consequences in connection with the RSIP.

Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 ("Section 102") governs Restricted Shares granted to participants who are Israeli residents for income tax purposes, and more specifically the Capital Gains Route of Section 102 that was elected by the Board of Directors of the Company for the RSIP. Under the Capital Gains Route, Restricted Shares granted to Israeli participants will be deposited with a trustee designated by the Company, which will be approved by the Israeli tax authorities
(the "Trustee"), and who will hold each Restricted Share in trust for the benefit of the Israeli participants.

Under Section 102, a participant does not recognize income at the time of the grant of the Restricted Shares but rather at the time of sale of the Restricted Shares and/or the time of the release of the Restricted Shares from the Trustee.

Under the Capital Gains Route, provided the Restricted Shares are held by the Trustee for the requisite period of time under such taxation route, the participant's income will be classified as capital gains subject to tax at the rate of 25%. However, any gain equal to the difference between (a) the average closing price of the Company's shares on Nasdaq during the thirty (30) trading days prior to the date of grant of the Restricted Shares and (b) the purchase price of Restricted Shares, will be classified as ordinary income subject to tax at the participant's marginal tax rates (currently up to 49%) plus social security and national health insurance payments. Under Section 102, the Company may recognize an expense for tax purposes only with respect to any such income classified as ordinary income.

In the event a participant sells his Restricted Shares or releases them from the Trustee prior to the expiration of the required holding period, all income recognized by such participant will be classified as ordinary income and taxed accordingly. In such case, the Company may not recognize any expense for tax purposes with respect to the Restricted Shares.

The foregoing is a brief summary of certain income tax consequences of the RSIP and does not purport to be complete. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the proposed RSIP, attached hereto as Annex B, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 10

           APPROVAL OF REALLOCATION OF THE POOL OF SHARES RESERVED FOR
            ISSUANCE UNDER THE COMPANY'S EMPLOYEE STOCK OPTION PLAN

As a result of the new accounting rules requiring that the value of employee equity-based incentives be recorded as a compensation expense in the Company's financial statements, the Company does not benefit from the grant of options under the Company's 2003 employee stock option plan and proposes to transfer Shares reserved for issuance under the Company's 2003 employee stock option plan to the RSIP. This will allow the Company to offer to key employees, as an incentive, a combination of both options and Restricted Shares. Pursuant to the Company's proposal, 150,000 Shares will be transferred to the RSIP from the pool available for the employee stock option plan. Thereafter, 100,000 Shares will be transferred from the Company's 2003 employee stock option plan to the RSIP each year for the next four years, until the calendar year 2009.
This proposal involves only the reallocation of Shares from the Company's
2003 employee stock option plan to the RSIP. The aggregate number of Shares authorized for grant under the Company's plans will not be increased thereby.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, to authorize the transfer of unissued shares from the pool of shares reserved for issuance under the Company's 2003 employee stock option plan to the pool of shares reserved for issuance under the RSIP, as described in Item 10 of the Proxy Statement."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 11

  APPROVAL OF CASH BONUS, OPTION GRANT AND RESTRICTED SHARE GRANT TO HAIM SHANI

The Company intends to pay Mr. Haim Shani, the CEO and a director of the Company, an annual cash bonus with respect to fiscal year 2004 in the amount of US$226,008, in accordance with his employment agreement. As an incentive to the CEO of the Company to further the advancement of the Company and its business, the Company proposes to grant Mr. Shani options to purchase 170,000 Shares of the Company and 30,000 Restricted Shares.

The options shall vest as follows: twenty five percent (25%) shall vest following the lapse of twelve (12) months from the effective date of the issuance thereof and a further six and one quarter percent (6.25%) shall vest following the lapse of every quarter thereafter. The options will expire on the sixth anniversary of the date of grant. The exercise price per share of the options will be equal to the closing price per share of the Shares on the Nasdaq Stock Market on the trading day immediately preceding the Meeting.
The options will be granted by the Company under the Company's 2003 employee stock option plan, subject to shareholder approval.

The Restricted Shares shall vest as follows: fifty percent (50%) shall vest following the lapse of twenty-four (24) months from the effective date of the issuance thereof, a further twenty-five percent (25%) shall vest following the lapse of thirty-six (36) months from the effective date of the issuance thereof and a further twenty-five percent (25%) shall vest following the lapse of forty-eight (48) months from the effective date of the issuance thereof, provided that Mr. Shani is employed by or providing services to the company as of each such vesting date, respectively. The Restricted Shares will be granted under the RSIP, subject to the approval thereof. The consideration for the Restricted Shares will be their par value, NIS 1.00 per share.

Pursuant to the Companies Law, the remuneration of a director for his services to the Company in any capacity requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. The bonus, option grant and Restricted Share grant, as described above, have been approved by the internal audit committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the proposed bonus, option grant and Restricted Share grant to Haim Shani, the CEO and a director of the Company, the terms of which are set forth in Item 11 of the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 12

       APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT AGREEMENT OF HAIM SHANI

On October 23, 2000, we entered into an employment agreement with Mr. Haim Shani, CEO and a director of the Company. The Company proposes to amend the employment agreement of Mr. Shani, effective as of July 1, 2005, to increase his monthly salary to US$24,000. All other terms and conditions of Mr. Shani's employment agreement shall remain unchanged.

Pursuant to the Companies Law, the remuneration of a director for his services to the Company in any capacity requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. The amendment to the employment agreement, as described above, has been approved by the internal audit committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the proposed amendment to the employment agreement of Haim Shani, the CEO and a director of the Company, the terms of which are set forth in Item 12 of the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                     ITEM 13

                           APPROVAL OF DIRECTORS' FEES

The Company intends to pay the directors, who are not external directors (as defined under the Companies Law), an annual fee of US$15,000 and a meeting attendance fee of US$600, including for meetings of committees of the board of directors. The Company also intends to pay the members of the Company's audit committee, excluding external directors, an additional annual fee of US$2,500.

Such compensation was determined based on a report prepared for the Company by Mercer Human Resources Consulting LLC.

Pursuant to the Companies Law, the remuneration of the directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. The directors' fees as described above have been approved by the internal audit committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the proposed fees of directors, excluding external directors, as set forth in Item 13 of the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

                                     ITEM 14

         APPROVAL OF GRANT OF OPTIONS TO CERTAIN NON-EXECUTIVE DIRECTORS

As an incentive to their activities and efforts as directors on behalf of the Company, the internal audit committee and the board of directors have approved the grant of options to purchase 7,500 Shares of the Company to John Hughes, a director of the Company and chairman of the Public Safety and Security Committee, and options to purchase 5,000 Shares of the Company to each of Joseph Atsmon, Joseph Dauber, Rimon Ben-Shaul and David Kostman, directors of the Company. These options shall vest as follows: twenty five percent
(25%) shall vest following the lapse of twelve (12) months from the effective date of the issuance of the options and a further six and one quarter percent (6.25%) shall vest following the lapse of every quarter thereafter.
The options will expire on the sixth anniversary of the date of grant.
These options will be granted by the Company under the Company's 2003 employee stock option plan, subject to shareholder approval. The grant will be divided into two equal grants, the first to be made immediately following, and subject to, the approval of this resolution, and the second to be made five (5) business days following the release of the Company's financial results for fiscal year 2005. The exercise price per share of the options will be equal to the closing price per share of the Shares on the Nasdaq
Stock Market on the trading day immediately preceding the applicable date of grant.

Such compensation was determined based on a report prepared for the Company by Mercer Human Resources Consulting LLC.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the proposed grant of options to certain directors, as set forth in Item 14 of the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.


By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: August 22, 2005

                                                                 Annex A

                            Subject: INDEMNIFICATION

In consideration of your continuing to serve Nice-Systems Ltd.
(the "Company"), the Company hereby agrees as follows:

1. The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law and the Company's articles in respect of the following:

       1.1 any financial obligation imposed on, or incurred by, you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court, in respect of any act or omission ("Action") taken or made by you in your capacity as a director, officer and/or employee of the Company;

       1.2 reasonable litigation expenses, including attorney's fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

       1.3 all reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings regarding a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

             The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company's holdings in such company (an "Affiliate").

2. The Company will not indemnify you for any amount you may be obligated to pay in respect of:

      2.1 a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

      2.2 a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;


      2.3 An action taken or not taken with the intent of unlawfully realizing personal gain;

      2.4    A fine or penalty imposed upon you for an offense; and

      2.5 A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3. The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you ("Time of Indebtedness") and with respect to items referred to in paragraphs 1.2 and 1.3 above, even prior to conclusion of the investigation or a court decision, as applicable.

      Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

      As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4. The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5. The indemnification will be limited to the expenses mentioned in paragraphs 1.2 and 1.3 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from your actions in the following matters or in connection therewith:

      5.1 The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings whether in Israel or abroad;

      5.2 Occurrences resulting from the Company's status as a public company and/or from the fact that the Company's securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

      5.3 Occurrences in connection with investments of the Company and/or Subsidiaries and/or Affiliates made in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

      5.4 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

      5.5 Actions in connection with the merger of the Company, a Subsidiary and/or an Afiliate with or into another entity;

      5.6 Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

      5.7 Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

      5.8 Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

      5.9 Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

     5.10 Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

    5.11 Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

6. The total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, shall not exceed, in the aggregate, an amount equal twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

7. The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8. Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law.

9. The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder, such reimbursement shall not exceed the amount the Company has paid to you under paragraph 3 hereto.

10. In all indemnifiable circumstances, indemnification will be subject to the following:

    10.1 You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings that are requested by the Company or its agent.

           Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.


    10.2 Other than with respect to proceedings that have been initiated against you by the Company (excluding for this purpose any shareholder derivative or similar suit), the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

           The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.

           At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

           For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admission of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to applicable law.

     10.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

     10.4 If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to the extent which the Company in its absolute discretion shall agree to in writing.

     10.5 The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company's consent to such compromise or settlement.

     10.6 That, if required by law, the Company's authorized bodies will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11. If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all of its undertakings as aforesaid.

12. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

13. If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator is hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14. This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

15. This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you.

This Letter of Indemnification is being issued to you pursuant to the resolutions adopted by the Audit Committee of the Company on _____, 2005, by the Board of Directors of the Company on _____, 2005, and by the shareholders of the Company on _____, 2005.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

                                                NICE SYSTEMS LTD.



                                               By:________________________
                                               Haim Shani
                                               Chief Executive Officer






Agreed:

____________________

Name:   _____________

Title:  ______________

Date:   ______________

                                                                 Annex B

                                NICE SYSTEMS LTD.
                      RESTRICTED SHARE INCENTIVE PLAN 2005


                               A. NAME AND PURPOSE

1. Name: This plan, as amended from time to time, shall be known as the "Nice Systems Ltd. Restricted Share Incentive Plan 2005" (the "Plan").

2. Purpose: The purpose and intent of the Plan is to provide incentives to officers, key employees and directors of Nice Systems Ltd. and any subsidiary thereof (collectively, the "Company"), by providing them with opportunities to purchase or be issued Ordinary Shares (nominal value NIS 1.00 per share) in the Company ("Shares"), subject to certain vesting schedules and/or the achievement of certain performance goals (the "Restricted Shares"), pursuant to this Plan, as approved by the Board of Directors of the Company (the "Board").

       The Board may, from time to time, approve (and amend or modify from time to time) appendices setting forth any special requirements that are applicable to Restricted Shares granted to recipients in the various jurisdictions in which Restricted Shares may be granted under the Plan pursuant to applicable local laws and regulations, all of which appendices (as amended or modified from time to time) shall constitute an integral part of the Plan, provided, however, that such appendices shall not contain any provisions which are inconsistent with the general terms and conditions contained herein below.


                   B. GENERAL TERMS AND CONDITIONS OF THE PLAN

3.     Administration:

3.1 The Plan shall be administered by the Board and/or by a duly appointed committee of the Board having such powers as shall be specified by the Board (the "Committee"). Unless the powers of the committee have been specifically limited, the committee shall have all of the powers of the Board granted herein except for the power to terminate or amend the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law. If a Committee is not appointed, or to the extent that the Board acts in accordance with the Plan, the term "Committee," whenever used herein, shall mean the Board. The administration of the Plan by the Committee shall be in accordance with any applicable requirements of the Israeli Companies Law, Israeli tax law and any applicable non-Israeli tax, securities and other laws.

3.2 Subject to applicable law and to the general terms and conditions of this Plan, the Committee shall have full authority in its discretion, from time to time and at any time, to determine (i) the persons to whom Restricted Shares shall be issued ("Participants"); (ii) the number of Restricted Shares to be issued to each Participant; (iii) the time or times at which the same shall be issued; (iv) the schedule and conditions, including performance goals, if applicable, on which such Restricted Shares shall vest and become freely transferable; (v) subject to applicable law, the price per share, if any, at which Restricted Shares may be issued (the "Issue Price"); and/or (vi) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan.

3.3 The Committee may from time to time adopt such rules and regulations for carrying out the Plan, as it may deem best. No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Restricted Share issued thereunder.

       The Restricted Shares granted hereunder and all documents, agreements, understandings and arrangements relating hereto have been issued on behalf of the Company by officers acting on its behalf and not by any person individually. None of the officers, directors or stockholders of the Company, nor the directors, officers or stockholders of any affiliate of the Company shall have any personal liability hereunder or thereunder. The Participant shall look solely to the assets of the Company for satisfaction of any liability of the Company in respect of the Restricted Shares granted hereunder and all documents, agreements, understanding and arrangements relating hereto and will not seek recourse or commence any action against any of the directors, officers or stockholders of the Company or any of the directors, officers or stockholders of any affiliate, or any of their personal assets, for the performance or payment of any obligation hereunder or thereunder. The foregoing shall also apply to any future documents, agreements, understandings, arrangements and transactions between the parties hereto with respect to the Restricted Shares granted hereunder.

3.4 The interpretation and construction by the Committee of any provision of the Plan or of any Restricted Share thereunder shall be final and conclusive unless otherwise determined by the Board.

4.     Eligible Participants:

4.1 Restricted Shares may be issued to any officer, key employee or director of the Company.

4.2 The issuance of a Restricted Share to a Participant hereunder, shall neither entitle such Participant to participate, nor disqualify him from participating, in any other issuance of Restricted Shares pursuant to this Plan, or other equity based awards pursuant to any equity incentive plan of the Company or any of its subsidiaries.

5.     Issuance of Restricted Shares; Trust:

5.1 The effective date of the issuance of a Restricted Share (the "Date of Issuance") shall be the date the Committee resolved to award the Restricted Share, unless specified otherwise by the Committee. The issuance of any such Restricted Share shall be evidenced by a notice of issuance that will include the main terms of such issuance (the "Issuance Notice").

5.2 Anything herein to the contrary notwithstanding, Restricted Shares issued under the Plan may be (i) held in escrow by the Company (or on its behalf) until the Participant's interest in such Restricted Shares shall vest and become freely transferable; or (ii) if required by applicable law, deposited with a trustee (the "Trustee"), who shall hold each such Restricted Share in trust (the "Trust") for the benefit of the Participant in respect of whom such Restricted Share was issued.

5.3 After the Restricted Shares have vested and become freely transferable, the following provisions shall apply in respect of any Restricted Shares held in escrow or in Trust, as follows:

       (a) Upon the written request of any Participant, the Company or the Trustee, as applicable, shall release the Restricted Shares issued to such Participant, by executing and delivering such instrument(s) as the Company may require, giving due notice of such release to such Participant, provided, however, that any such Restricted Shares shall not be released to such Participant unless the latter, prior to, or concurrently with, such release, provides the Company or the Trustee, as applicable, with evidence,satisfactory in form and substance to the Company or the Trustee, as applicable, that all tax obligations, if any, that are incurred in connection with the grant, issuance and/or release of such Restricted Shares have, in fact, been satisfied.

       (b) Alternatively, provided the Restricted Shares have been registered on a stock exchange or admitted for trading on an electronic securities trading system (such as the Nasdaq Stock Market, or the New York Stock Exchange) or an exemption from such registration is available, upon the written instructions of the Participant to sell any Restricted Shares issued on behalf of such Participant, the Company or the Trustee, as applicable, shall use its reasonable efforts to effect such sale and shall transfer such Shares to the purchaser thereof. The Company or the Trustee, as applicable, shall withhold from such proceeds any and all taxes required to be paid by the Participant in respect of such Restricted Shares, shall remit the amount so withheld to the appropriate tax authorities and shall pay the balance thereof directly to the Participant, reporting to such Participant the amount so withheld and paid to said tax authorities.

5.4 Shareholder Rights. The Participant shall have shareholder rights with respect to any Restricted Shares issued to the Participant under this Plan, whether or not the Participant's interest in those shares is vested, as provided below. For so long as Restricted Shares deposited with the Trustee on behalf of a Participant are held in Trust, (i) any dividends paid or distributed in respect thereof shall be remitted to the Trustee for the benefit of such Participant, provided, however, that after the Restricted Shares have vested, the Trustee may release such cash dividends to the Participant, and subsequent cash dividends may be paid directly to the Participant; and (ii) the voting rights at the Company's general meetings attached to such Restricted Shares will remain with the Trustee, who shall be obligated to exercise such voting rights at general meetings, in each instance in accordance with the recommendations of the Board, by way of a proxy. In the event that under the terms of any issuance or appendix to this Plan, Restricted Shares are held in escrow by the Company (or on its behalf) until the Participant's interest in such Restricted Shares shall vest and become freely transferable, similar provisions shall apply to the voting rights and dividend rights attached to such Restricted Shares, mutatis mutandis, as shall be determined by the Committee in its discretion.

6. Reserved Shares: Subject to adjustment as provided in Section 11 hereof, and subject further to the approval of the shareholders of the Company of the proposal set forth in Item 10 of the Company's Proxy Statement for the annual meeting of shareholders to be held on September 28, 2005, the number of Shares that may be issued as Restricted Shares pursuant to the Plan shall be, 150,000 Shares initially, plus an additional 100,000 Shares in each of the next four years, or as may be approved from time to time in the future pursuant to applicable law, rules and regulations at that time.

       Notwithstanding the aforesaid, the Committee shall have full authority in its discretion to determine that the Company may award, for the purposes of this Plan, previously issued Shares, which are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Israeli Companies Law). Any Shares under the Plan, in respect of which the right hereunder of a Participant to the same shall for any reason terminate, expire or otherwise cease to exist, shall again be available for issuance through Restricted Shares under the Plan

7.     Plan Approval; Terms of Restricted Shares:

7.1 The Committee in its discretion may award to Participants Restricted Shares under the Plan. Restricted Shares may be issued at any time after the approval of this Plan.

7.2 The Issuance Notice with respect to any Restricted Shares shall state, inter alia, the number of Restricted Shares issued thereby, the dates and conditions (including performance goals, if applicable) under which the Restricted Shares may vest and become freely transferable, the Issue Price of each Restricted Share and the schedule on which such Restricted Shares may be paid for, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with (i) this Plan and (ii) the specific provisions of any appendix to this Plan governing the award of such Restricted Share, if applicable.

7.3 Restricted Shares issued under this Plan may, in the discretion of the Board or the Committee, be fully vested and freely transferable upon issuance or may vest in one or more installments. Without derogating from the rights and powers of the Committee under Section 7.2 above, unless determined otherwise by the Board or the Committee, the schedule pursuant to which Restricted Shares issued under the Plan shall vest and become freely transferable shall be as follows: fifty percent
       (50%) of such Restricted Shares shall vest following the lapse of twenty-four (24) months from the Date of Issuance, a further 25% of such Restricted Shares shall vest following the lapse of thirty-six (36) months from the Date of Issuance, and a further 25% of such Restricted Shares shall vest following the lapse of forty-eight (48) months from the Date of Issuance, provided that the Participant is employed by or providing services to the Company as of each such vesting date.

7.4 The Committee shall also have the discretionary authority, to structure one or more Restricted Shares such that they shall vest and become freely transferable upon the achievement of certain pre-established corporate or personal performance goals based on such criteria as the Committee may in its sole discretion define in accordance with applicable accounting principles and standards. Performance goals may include a minimum threshold level of performance below which no Restricted Share will be vested, levels of performance at which specified portions of the Restricted Shares will be vested and a maximum level of performance at which Restricted Shares will be fully vested. Performance goals may be set in addition to any vesting schedule determined under Section 7.3 above or as the sole vesting mechanism of any Restricted Shares.

7.6 Anything herein to the contrary notwithstanding, but subject to Section 20, the Committee shall have full authority to determine, at any time, any provisions regarding the acceleration of the vesting schedule of any Restricted Share or the cancellation of all or any portion of any outstanding restrictions with respect to any Restricted Share, including any performance goals, upon certain events or occurrences, and to include such provisions in the Issuance Notice, if applicable, on such terms and conditions as the Committee shall deem appropriate.

8. Issue Price:

   The Issue Price for each Restricted Share shall be determined solely by the Committee, subject to applicable law. Restricted Shares may be issued under the Plan for any of the following items of consideration which the Committee may deem appropriate in each individual instance:

   o  cash or check made payable to the Company; or

   o  any other valid consideration under applicable law.

      Each payment for Restricted Shares shall be in respect of a whole number of Shares.

9.    Change in Control:

9.1 Notwithstanding the provisions of Section 10 below, in the event the Company shall terminate the employment or service of a Participant, for any reason other than those listed in Section 10.1(e) below, within a period of eighteen (18) months following any Change in Control (as hereinafter defined), each outstanding Restricted Share not yet vested at such time shall automatically vest in full and become freely transferable (whether applicable performance goals were achieved or not) upon such termination of employment or service (i.e., - the date on which the employee-employer relationship between the Participant and the Company ceases to exist or the date on which the Participant ceases to serve as a director of the Company, as the case may be).

9.2 For purposes of the Plan, a "Change in Control" shall mean the first to occur of the following:

      (a) any Person (within the meaning of Section 3(a)(9) of the U.S. Exchange Act of 1934, as amended (the "Exchange Act"), as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (A) the Company or any of its subsidiaries, (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Ordinary Shares of the Company), is or becomes the "beneficial owner" (within the meaning set forth in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 25% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a beneficial owner in connection with a transaction described in clause (A) of paragraph (c) below; or

      (b) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

      (c) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Company
          (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 25% or more of the combined voting power of the Company's then outstanding securities; or

     (d) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 25% of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

10.    Expiration of Restricted Shares:

10.1   Cessation of Employment/Service:

       (a) Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested Restricted Share(s), then those unvested Restricted Shares (and any Rights issued in respect to such unvested Restricted Shares) shall either (i) be immediately surrendered to the Company for cancellation, or (ii) be immediately transferred by the Participant to the Company (for consideration equal to the Issue Price of such Shares, as described below), or (iii) shall be treated in any other manner that will assure that the Participants rights in such Shares shall cease to exist;
              and the Participant shall have no further shareholder rights with respect to those Restricted Shares (collectively - "Expired Shares"). To the extent the Expired Shares were previously issued to the Participant for consideration paid in cash, cash equivalent or otherwise, the Company shall repay to the Participant the same amount and type of consideration as the Participant paid for the Expired Shares. In addition, any dividends paid or distributed in respect of such Expired Shares (whether remitted to the Trustee or not) shall be returned to the Company.

       (b) For the purposes of this Plan, cessation of employment or service of a Participant shall deem to occur upon: (i) with respect to officers and key employees - the date on which the employee-employer relationship between the Participant and the Company ceases to exist, for any reason; and (ii) with respect to directors - the date on which the Participant ceases to serve as a director of the Company, for any reason.

       (c) Notwithstanding the aforesaid, the transfer of a Participant from the employ of the Company to the employ of a subsidiary of the Company, or from the employ of a subsidiary of the Company to the employ of the Company or another subsidiary of the Company, shall not be deemed a termination of employment for purposes hereof. The Committee shall conclusively determine whether an authorized leave of absence on military, governmental or public service or otherwise, or cessation of employment under certain conditions, shall constitute cessation of employment for the purposes hereof.

       (d) Anything herein to the contrary notwithstanding, if a Participant should die while in the employ or service of the Company, then (i) such Participant's Restricted Shares that are vested and freely transferable at the time of his death, and (ii) such Participant's Restricted Shares that will vest and become freely transferable during a period of twelve (12) months following the time of his death (to the same extent, but only to the extent, that they could have vested and become freely transferable had the deceased Participant survived and had he continued his employment or service with the Company)
              - shall be transferred to his estate, or shall be held by the Trustee for the benefit of his estate, as applicable, provided that his estate has acquired by will and/or by operation of law the rights of the deceased Participant to any Restricted Shares under the Plan.

       (e) Anything herein to the contrary notwithstanding, (1) if the Participant should cease to remain in the employ or service of the Company, while holding Restricted Shares, due to (i) a breach of the Participant's duty of loyalty towards the Company, (ii) a breach of the Participant's duty of care towards the Company, (iii) the Participant has committed any flagrant criminal offense, (iv) the Participant has committed a fraudulent act towards the Company, (v) the Participant has breached any confidentiality or non-compete obligation included in his employment or service agreement with the Company, or (vi) the Participant caused intentionally, by act or omission, any financial damage to the Company, or (2) if the Company may terminate the Participant's employment without severance pay, according to the Israel Severance Pay Law, 1963, then all Restricted Shares theretofore issued to such Participant under the Plan, whether vested or not, shall immediately become Expired Shares.

10.2 Outstanding unvested Restricted Shares shall automatically become Expired Shares if the performance goals established for such Restricted Shares are not attained or satisfied.

10.3   Notwithstanding anything in the Plan to the contrary, but subject to
       Section 20, the Committee may, in its discretion, waive the expiration provisions of Sections 10.1 and 10.2 of any unvested Restricted Share(s), that would otherwise occur upon the cessation of the Participant's employment or service, or the non-attainment of the performance goals applicable to those Restricted Shares (if any).
       Any such waiver shall result in the immediate vesting of the Participant's interest in the Restricted Shares, as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of employment or service, or the attainment or non-attainment of the applicable performance goals
       (if any).

11.    Changes in Capitalization:

11.1 Subject to any action by the Board or shareholders of the Company required under applicable law, the number of Shares which have been authorized for issuance under the Plan but as to which no Restricted Shares have yet been issued, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration". Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

11.2 Any new, substituted or additional securities or other property that a Participant may have the right to receive with respect to the Participant's unvested Restricted Shares by reason of any of the changes in capital detailed above, shall be issued subject to (i) the same vesting requirements, or performance goals, applicable to the Participant's unvested Restricted Shares; and (ii) such trust or escrow arrangements as appropriate.

12.    Assignability and Transferability:

       Unvested Restricted Shares shall not be assignable or transferable by the Participant otherwise than by will or the laws of descent and distribution. Unvested Restricted Shares may not be subject to any pledges, liens, charges, attachments, liabilities or encumbrances whatsoever, or otherwise subject to any security interest, or transferred by any act of law.

13.    Agreement to Purchase for Investment:

13.1 By acceptance of a Restricted Share hereunder, the Participant agrees that any Shares purchased thereunder shall be purchased for investment and not with a view to their distribution as that term is used in the United States Securities Act of 1933, as amended, unless in the opinion of counsel to the Company, such distribution is in compliance with or exempt from the registration and prospectus requirements of that Act; and, if required by the Company, the Participant shall sign a certificate to that effect at the time or times he is issued such Restricted Share. The Company does not obligate itself to register the Shares under the United States Securities Act of 1933, as amended.

13.2 The Company may place a legend on any share certificate delivered to the Participant or the Trustee, as applicable, to the effect that such Shares are acquired pursuant to an investment representation without registration of the Shares and are subject to restrictions under this
       Section 13.

14.    Term and Amendment of the Plan:

14.1 The Plan was adopted by the Board on August 2, 2005 and approved by the shareholders of the Company on September 28, 2005. The Plan shall expire on September 27, 2015. Such expiration shall not affect the instructions contained herein or in any applicable law with respect to the Restricted Shares outstanding at such time of expiration.

14.2 Subject to applicable law, the Board may, at any time and from time to time, terminate or amend the Plan in any respect except that, without the approval of the Shareholders of the Company: (i) the total number of Shares which may be issued under the Plan, to the extent such a number was approved by a shareholder vote thereon, may not be increased (except by adjustment pursuant to Section 11 hereof); (ii) the provisions of
       Section 4 regarding eligibility may not be modified; and (iii) the expiration date of the Plan may not be extended. In no event may any action of the Company alter or impair the rights of a Participant, without his consent, with regard to any Restricted Share previously issued to him.

15. Continuance of Employment/Service: Neither the Plan nor the issuance of a Restricted Share thereunder shall impose any obligation on the Company to continue any Participant in its employ or service, and nothing in the Plan or in any Restricted Share issued pursuant thereto shall confer upon any Participant any right to continue in the employ or service of the Company, or restrict the right of the Company to terminate such employment or service at any time.

16. Governing Law: The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel, except that a certain appendix to this Plan may be governed by other law to the extent such appendix so provides.

17. Tax Consequences: Any tax consequences and any obligations regarding any compulsory payments arising from (i) the issuance of, (ii) the payment for, (iii) the disposition of, or (iv) the Expiration of, any Restricted Shares, or from any other event or act (of the Company, of the Participant or of the Trustee, as applicable) hereunder, shall be borne solely by the Participant (other than taxes that are imposed on the Company by law). Furthermore, the Participant shall indemnify the Company and the Trustee (as applicable) and hold them harmless against and from any and all liability for any such tax consequences or compulsory payments, or interest or penalty thereon, including, without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment or transfer made to the Participant.

18. Multiple Agreements: The terms of each Restricted Share may differ from other Restricted Shares issued under the Plan at the same time, or at any other time. The Committee may also issue more than one Restricted Share to a given Participant during the term of the Plan, either in addition to, or in substitution for, one or more Restricted Shares previously issued to that Participant. The issuance of multiple Restricted Shares may be evidenced by a single Issuance Notice or multiple Issuance Notices, as determined by the Committee.

19. Non-Exclusivity of the Plan: The adoption of the Plan by the Board or the Shareholders of the Company shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board and the Shareholders of the Company to adopt other incentive arrangements as they may deem desirable, including, without limitation, the issuance of Restricted Shares otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

20.    Special Provisions Relating to Performance-Based Compensation:
       Notwithstanding anything to the contrary contained in the Plan, the provisions of this Section 20 shall apply to the award of Restricted Shares to any Participant where the Company determines that it desires that the compensation deduction attributable to such award of Restricted Shares be excluded from the deduction limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (an award intended to be excluded from such limitations is hereinafter referred to as a "Section 162(m) Restricted Share Award"). The deduction limitations of Section 162(m) of the Code apply only to a Participant who as of the last day of the fiscal year of the Company is the Chief Executive Officer of the Company or one of the four highest paid officers of the Company other than the Chief Executive Officer or such other person who is a "covered employee" under Section 162(m)(3) of the Code (each such person, a "Covered Employee").

       Section 162(m) Restricted Share Awards shall be made by a committee or subcommittee consisting only of two or more directors who are not eligible to participate in the Plan and who qualify as "outside directors" within the meaning of Section 162(m) of the Code (the "162(m) Committee"), and shall be based upon the accomplishment of specific performance objectives during the period in which the objectives are to be attained ("Performance Period"). Prior to the commencement of a Performance Period (or such later time permitted by Section 162(m) of the Code), the 162(m) Committee shall establish performance objectives for such Performance Period based upon one or more of the following criteria: earnings per share; sales, earnings; cash flow; profitability; customer satisfaction; investor relations; revenues; financial return ratios; market performance; shareholder return and/or value; operating profits (including earnings before income taxes, depreciation and amortization); net profits; earnings per share growth; profit returns and margins; stock price; working capital; business trends; production cost; project milestones; plant and equipment performance; safety; environment; gross margin; operating margin; net margin; expense margins; EBIT margin; EBIT growth; EBITDA margin; EBITDA growth; net assets; working capital; asset turnover; working capital turnover; accounts receivable turnover; accounts payable turnover; inventory turnover; inventory days outstanding; accounts receivable days outstanding; accounts payable days outstanding; debt to equity;
       debt to capital; current ratio; return on equity; return on assets; return on net assets; return on invested capital; return on gross assets; cash flow return on investment; cash value added; price to earnings ratio; market to book ratio; market to capital ratio; cost of capital; cost of debt; cost of equity; market risk premium; stock price appreciation with or without divisions; total shareholder return; economic value added; economic profit; sales growth percents; cash flow growth year over year; return on total capital, or any combination of the foregoing. Performance criteria may be measured solely on a corporate, subsidiary, business unit or individual basis, or a combination thereof. Performance objectives need not be the same in respect for all Covered Employees and may be established separately for the Company as a whole or for its various groups, divisions, subsidiaries and affiliates. Each of the performance criteria is to be specifically set forth in advance by the 162(m) Committee and may include or exclude specified items of an unusual or non-recurring nature. In no event shall the total number of Restricted Shares awarded under Section 162(m) Restricted Share Awards to any Covered Employee for any fiscal year of the Company exceed 100,000 Shares.
       The 162(m) Committee must certify in writing that the applicable performance objectives were achieved prior to lifting the restrictions. The 162(m) Committee shall not have discretion to increase the amount of any award that would be paid upon the attainment of the applicable performance objectives.

21.    Miscellaneous:

21.1 All obligations of the Company under the Plan, with respect to Restricted Shares granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

21.2 The provisions of the Plan are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

21.3 By accepting a grant of Restricted Shares or other benefit under the Plan, the Participant and each person claiming under or through the Participant shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.




                                      * * *

                                   Appendix A

                                NICE SYSTEMS LTD.
                      RESTRICTED SHARE INCENTIVE PLAN 2005

                        APPENDIX FOR ISRAELI PARTICIPANTS



1.     General:

1.1 This appendix (the "Appendix") shall apply only to Participants who are residents of the State of Israel or those who are deemed to be residents of the state of Israel for tax purposes (collectively, the "Israeli Participants"). The provisions specified hereunder shall form an integral part of the Nice Systems Ltd. Restricted Share Incentive
       Plan 2005, as amended from time to time (the "Plan").

1.2 This Appendix is to be read as a continuation of the Plan and only modifies the terms of Restricted Shares granted to Israeli Participants so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the "Ordinance") (as specified herein), and any regulations, rules, orders, rulings or procedures promulgated thereunder, all as may be amended or replaced from time to time. For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any other category of Participants.

1.3 In any case of any contradiction between the provision of this Appendix and those of the Plan, with respect to Restricted Shares granted to Israeli Participants, whether explicit or implied, the provisions set out in the Appendix shall prevail.

1.4 Any capitalized term not specifically defined in this Appendix shall be construed according to the definition or interpretation given to it in the Plan.

2.     Issuance to Israeli Participants:

2.1 Subject to the general terms and conditions of the Plan and the Ordinance, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine with respect to Israeli Participants that Restricted Shares will be issued pursuant to Section 102 of the Ordinance ("102 Restricted Shares") under the "Ordinary Income Route" of Section 102(b)(1) of the Ordinance (the "Ordinary Income Route") or the "Capital Gains Route" of
       Section 102(b)(2) of the Ordinance (the "Capital Gains Route"), as shall be elected by the Company in accordance with the provisions of Section 102 of the Ordinance (each of the Ordinary Income Route and the Capital Gains Route - a "Taxation Route").

       Subject to the provisions of the Ordinance, in the event a Taxation Routes is elected for Issuance of 102 Restricted Shares, such election shall apply to all 102 Restricted Shares issued under a Taxation Route following such election and the Committee shall be entitled to change such election only in accordance with the provisions of Section 102 of The Ordinance.

2.2 Subject to the provisions of the Ordinance, 102 Restricted Shares issued under a Taxation Route shall be deposited with a trustee approved by the Israeli tax authorities (the "Trustee"), and the Trustee shall hold each such Restricted Share in trust (the "Trust") for the benefit of the Israeli Participant in respect of whom such Restricted Share was issued. In accordance with Section 102 of the Ordinance and the rules and regulations promulgated thereunder, 102 Restricted Shares shall be deposited with the Trustee and held by him in Trust for the period (the "Trust Period") prescribed in Section 102 of the Ordinance for the Capital Gains Route or the Ordinary Income Route, as applicable, or such other period as shall be prescribed by the Ordinance or approved by the Israeli tax authorities.

2.3 Subject to the provisions of the Ordinance, the following shall apply with respect to 102 Restricted Shares deposited with the Trustee:

       (a) An Israeli Participant shall not be entitled to sell any 102 Restricted Shares or to transfer such Shares from the Trust prior to the lapse of the Trust Period; and

       (b) Any and all rights issued in respect of the 102 Restricted Shares, including bonus shares ("Rights"), shall be deposited with the Trustee and held thereby until the lapse of the Trust Period, and such Rights shall be subject to the Taxation Route which is applicable to such 102 Restricted Shares. Cash dividends paid or distributed in respect of 102 Restricted Shares shall be treated in accordance with the provisions of the Plan.

       (c) Notwithstanding the aforesaid, 102 Restricted Shares or Rights may be sold or transferred, and the Trustee may release such Shares or Rights from Trust, prior to the lapse of the Trust Period, provided, however, that tax is paid or withheld in accordance with Section 102 of the Ordinance and applicable rules and regulations.

       (d) All certificates representing 102 Restricted Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Restricted Shares are released from the Trust as herein provided.

2.4 The Issuance Notice with respect to any Restricted Shares issued to an Israeli Participant shall state, inter alia, whether the Restricted Share is a 102 Restricted Share and the Taxation Route the Company has elected for such 102 Restricted Share.

2.5 The issuance of any 102 Restricted Share under the Plan and this Appendix A shall be subject to the Company's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan and the Restricted Share issued pursuant thereto.

                                   Appendix B

                                NICE SYSTEMS LTD.
                      RESTRICTED SHARE INCENTIVE PLAN 2005

                     APPENDIX FOR UNITED STATES PARTICIPANTS



1.     General:

1.1 This appendix (the "Appendix") shall apply only to Participants who are subject to United States income tax on the receipt of compensation from the Company (collectively, the "U.S. Participants"). The provisions specified hereunder shall form an integral part of the Nice Systems Ltd. Restricted Share Incentive Plan 2005, as amended from time to time (the "Plan").

1.2 This Appendix is to be read as a continuation of the Plan and only modifies the terms of Restricted Shares granted to U.S. Participants so that they comply with applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") (as specified herein), and any regulations, rules, orders, rulings or procedures promulgated thereunder, all as may be amended or replaced from time to time.
       For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any Participants other than U.S. Participants.

1.3 In any case of any contradiction between the provision of this Appendix and those of the Plan, with respect to Restricted Shares granted to U.S. Participants, whether explicit or implied, the provisions set out in the Appendix shall prevail.

1.4 Any capitalized term not specifically defined in this Appendix shall be construed according to the definition or interpretation given to it in the Plan.

2. Issuance to U.S. Participants:

2.1 If the Participant makes the election contemplated by Section 83(b) of the Code (a "Section 83(b) Election") (or any similar provision of federal, state or local law) with respect to the Restricted Shares awarded hereunder, the Participant shall provide the Company with a copy of such election within 30 days after the date of the related Issuance Notice (or such earlier date required by law) and otherwise comply with the provisions of this Section 2.1. The Participant hereby agrees, as a condition precedent to any issuance of Restricted Shares, that on or prior to the date of filing of any Section 83(b) Election with respect to such Restricted Shares, Participant shall satisfy the Company's withholding tax obligations with respect to such Section 83(b) Election by tendering payment to the Company, in readily available funds, of an amount equal to such withholding tax obligation (or enter into such other arrangement as shall be acceptable to the Company to satisfy such withholding tax obligation).

2.2 Restricted Shares issued to U. S. Participants shall be held in escrow by an escrow agent approved by the Company who shall hold such Restricted Shares for the benefit of the U.S. Participant in respect of whom such Restricted Shares were issued, until the restrictions lapse or the Restricted Shares are forfeited.

2.3 The following shall apply with respect to the Restricted Shares deposited with the escrow agent:

       (a) A U.S. Participant shall not be entitled to sell or transfer any Restricted Shares prior to the lapse or waiver (or acceleration) of the vesting and performance conditions therefor; and

       (b) Any and all rights issued in respect of the Restricted Shares, including bonus shares ("Rights"), shall be deposited with the escrow agent and held thereby until the lapse of the restrictions. Cash dividends paid or distributed in respect of the Restricted Shares shall be treated in accordance with the provisions of the Plan.

2.4 The Restricted Shares shall be transferred to the U.S. Participant (or to the U.S. Participant's beneficiary, if the U.S. Participant has died) no later than 2-1/2 months after the close of the calendar year in which the vesting and performance conditions lapse or are waived (or accelerated).

3.     Withholding Taxes:

3.1 The Company shall have the right to withhold from wages or other amounts otherwise payable to the Participant or otherwise require the Participant to pay, any federal, state, local or foreign income taxes, withholding taxes, or employment taxes required to be withheld by law or regulations ("Withholding Taxes") arising as a result of the grant, transfer or vesting of Restricted Shares, the transfer of any Restricted Shares, the making of an election under Section 83(b) (or any similar provision) of the Code, or any other taxable event occurring pursuant to the Plan. If, notwithstanding the foregoing, the Participant shall fail to actually or constructively make such tax payments as are required, the Company (or its affiliates) shall, to the extent permitted by law, have the right to deduct any such Withholding Taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such Withholding Taxes. In satisfaction of the requirement to pay Withholding Taxes
       (but only if the Section 83(b) Election has not been made with respect to the Restricted Shares awarded hereunder), the Company, in its sole discretion, may elect to satisfy the obligation for Withholding Taxes by retaining a sufficient number of Restricted Shares that it would otherwise deliver on a particular vesting date equal to the amount of any Withholding Taxes due on such vesting date. For purposes of the preceding sentence, where the Company is to retain Shares to satisfy the obligation for Withholding Taxes, the net amount of Shares to be delivered to the Participant on a vesting date shall equal the total number of Shares otherwise deliverable to the Participant on such vesting date, less such number of Shares equal to the fair market value of such Withholding Taxes (as determined in the Committee's sole discretion).

4.     Registration; Legend:

4.1 The Company may postpone the issuance and delivery of the Restricted Shares granted hereby until (a) the admission of such Shares to listing on any stock exchange or exchanges on which Shares of the Company of the same class are then listed and (b) the completion of such registration or other qualification of such Shares under any state or federal law, rule or regulation as the Company shall determine to be necessary or advisable. The Participant shall make such representations and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company, in light of the then existence or non-existence with respect to such Shares of an effective Registration Statement under the Securities Act of 1933, as amended, to issue the Shares in compliance with the provisions of that or any comparable act.

       The Company may cause the following or a similar legend to be set forth on each certificate representing Restricted Shares granted hereby unless counsel for the Company is of the opinion as to any such certificate that such legend is unnecessary:

       THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE SUBJECT TO FORFEITURE AND OTHER LIMITATIONS AND RESTRICTIONS AS SET FORTH IN A RESTRICTED SHARES AWARD AGREEMENT ON FILE WITH THE COMPANY. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS ESTABLISHED BY AN OPINION FROM COUNSEL TO THE COMPANY.

5.     No Tax Advice:

5.1 The Participant hereby acknowledges that the Company has not provided any specific taxvice to the Participant in connection with his or her participation in the Plan. The Participant understands and acknowledges that the Section 83(b) Election is valid only if made within 30 days after the date the Restricted Shares are "transferred" within the meaning of Section 83 of the Code. The Participant will consult with his or her own tax advisors with respect to any tax consequences relating to an award of Restricted Shares and participation in the Plan.

6.     Miscellaneous:

6.1 This Appendix shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

6.2 To the extent not preempted by federal law, this Appendix shall be governed by, and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law which might otherwise apply.

6.3 The Participant, every person claiming under or through the Participant, and the Company hereby waives to the fullest extent permitted by applicable law any right to a trial by jury with respect to any litigation directly or indirectly arising out of, under, or in connection with the Plan or this Appendix.